SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDED

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

Retirement Readiness Funds (“Registrant”) hereby amends its original Notification of Registration on Form N-8A (File No. 811-21825) for the purpose of reflecting the change to its name, effective December 22, 2005. In connection with such notification of registration, the Registrant submits the following information:

Name:

AARP Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

601 E Street, N.W.

Washington, DC 20004

Telephone Number (including area code):

(202) 434-3546

Name and address of agent for service of process:

Larry C. Renfro

AARP Funds

601 E Street, N.W.

Washington, DC 20004

Copy to:

Jane A. Kanter, Esquire

Dechert LLP

1775 I Street, N.W.

Washington, DC 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒                 NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Washington and State of the District of Columbia on the 22nd day of December, 2005.

AARP Funds

/s/ Larry C. Renfro
By:	Larry C. Renfro
Title:	President

Attest:

/s/ Nancy M. Smith
By:	Nancy M. Smith
Title:	Secretary